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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940



                            Exact Name of Registrant

                             BOWES INVESTMENT TRUST
                         4520 East West Hwy., Suite 540
                            Bethesda, Maryland 20814
                                  301-654-9567


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                            NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order or upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment
Company Act of 1940, as amended, the registrant has caused this notification of election to be duly executed on its behalf in the City of Bethesda and the State of Maryland on the 3rd day of February 1998.

                         Signature   Bowes Investment Trust
                                     ----------------------
                                     (Name of Registrant)

                                     By    /s/   Robert B. Bowes

                                           Robert B. Bowes
                                           Chairman

Attest:

By:   /s/  Thomas I. Carocci

Thomas I. Carocci
Vice President and Secretary


         The name "Bowes Investment Trust" is the designation of the Trustees under the Declaration of Trust, dated February 3, 1998, as amended from time to time. The Declaration of Trust has been filed with the Secretary of State of the State of Delaware. The obligations of the Trust are not personally binding upon, nor shall resort be had to, the private property of any of the Trustees, shareholders, officers, employees or agents of the Trust, but only the Trust's property shall be bound.